SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

November 13, 2017

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

13 November 2017

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Stober
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc Ordinary Shares of USD 0.20 each ISIN: GB0009223206
b)	Nature of the transaction	Partial vesting of share awards granted in 2015.
c)	Price(s) and volume(s)	Price(s) £13.35	Volume(s) 3,038

d)	Aggregated information - Aggregated volume - Price	Single Transaction N/A N/A
e)	Date of the transaction	2017 - 11 - 11
f)	Place of the transaction	London - Off Market

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Stober
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Smith & Nephew plc Ordinary Shares of USD 0.20 each ISIN: GB0009223206
b)	Nature of the transaction	Ordinary Shares sold to cover taxation obligations on the vesting of the Share awards granted in 2015.
c)	Price(s) and volume(s)	Price(s) £13.35	Volume(s) 834

d)	Aggregated information - Aggregated volume - Price	Single Transaction N/A N/A
e)	Date of the transaction	2017 - 11 - 13
f)	Place of the transaction	The London Stock Exchange (XLON)

CONDITIONAL SHARE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2010

The awards will vest on 13 November 2020 subject to continued employment and sustained performance throughout the period:
Name	Grant date	Director/PDMR	Number of shares subject to award
Rodrigo Bianchi	13.11.2017	PDMR	46,317
Elga Lohler	13.11.2017	PDMR	21,710
Vasant Padmanabhan	13.11.2017	PDMR	25,673
Cyrille Petit	13.11.2017	PDMR	28,851
Matthew Stober	13.11.2017	PDMR	34,124
Glenn Warner	13.11.2017	PDMR	33,789

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Rodrigo Bianchi
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 11 - 13	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Conditional Share Award granted on 13 November 2017 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.39	46,317
	Aggregated	£13.39	46,317	£620,185

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Elga Lohler
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 11 -13	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Conditional Share Award granted on 13 November 2017 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.39	21,710
	Aggregated	£13.39	21,710	£290,697

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Vasant Padmanabhan
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 11 - 13	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Conditional Share Award granted on 13 November 2017 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.39	25,673
	Aggregated	£13.39	25,673	£343,762

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cyrille Petit
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 11 - 13	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Conditional Share Award granted on 13 November 2017 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.39	28,851
	Aggregated	£13.39	28,851	£386,315

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Stober
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 11 - 13	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Conditional Share Award granted on 13 November 2017 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.39	34,124
	Aggregated	£13.39	34,124	£456,920

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Glenn Warner
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Smith & Nephew plc
b)	LEI	213800ZTMDN8S67S1H61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction	Currency
2017 - 11 - 13	Smith & Nephew plc Ordinary Shares of USD 0.20 each	ISIN: GB0009223206	Outside a trading venue	GBP - British Pound
Nature of Transaction: Conditional Share Award granted on 13 November 2017 under the Smith & Nephew Global Share Plan 2010		Price	Volume	Total
		£13.39	33,789
	Aggregated	£13.39	33,789	£452,435

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc

Tel:  01923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 13, 2017

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary